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                                                            OMB APPROVAL
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 FORM 3
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f)
                     of the Investment Company Act of 1940

(Print or Type Responses)

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 1. Name and Address of Reporting Person*  2. Date of Event Requiring    4. Issuer Name and Ticker or       6. If Amendment, Date
                                              Statement                     Trading Symbol                       of Original
                                              (Month/Day/Year)                                                   (Month/Day/Year)
Westbrook Real Estate Partners, L.L.C.        10/15/97                   Sunstone Home Investors, Inc.
                                                                         ("SSI")
----------------------------------------   ----------------------------  -------------------------------------
     (Last)     (First)     (Middle)       3. IRS or Social Security     5. Relationship of Reporting       7. Individual or Joint/
                                              Number of Reporting             Person to Issuer                 Group Filing
    599 Lexington Avenue Suite 3800           Person (Voluntary)            (Check all applicable)             (Check Applicable
----------------------------------------                                                    X                     Line)
                (Street)                                                 ----- Director   ----- 10% Owner
                                           ----------------------------                                           Form Filed by One
    New York,       NY         10022                                     ----- Officer    ----- Other         --- Reporting Person
----------------------------------------                                 (give title            (specify
      (City)      (State)      (Zip)                                      below)                 below)        X  Form Filed by
                                                                                                              --- More than One
                                                                          ---------------------------             Reporting Person
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                                                            TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:            4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or                 Beneficial
                                                 (Instr. 4)                      Indirect (I)                  Ownership (Instr. 5)
                                                                                 (Instr. 5)
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Common Stock                                      2,284,262+                         I                      See Note 1 on page 3
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.           (Over)
*If the form is filed by more than one reporting person, see Instruction 5(b)(v).                                 SEC 1473(7-95)
+See Note 1 on page 3

                                  Page 1 of 8


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

FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount or                  Indirect (I)
                                 Exercis-  tion             Title        Number                     (Instr. 5)
                                 able      Date                          of Shares

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7.9% Class A Cumulative
Convertible Preferred Stock                                                            $14.7093/                    See Note 2
("Convertible Preferred Stock)    --        --           Common Stock    1,699,605+      Share          I           on Page 4
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Explanation of Responses:
                                                                                      See attached signature pages
**Intentional misstatements or omissions of facts constitute Federal Criminal        -------------------------------   -------------
  Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                             **Signature of Reporting Person        Date
+ See Note 2 on page 4
Note. File three copies of this Form, one of which must be manually signed.                                           Page 2
  If space provided is insufficient, See Instruction 6 for procedure.                                             SEC 1473 (8/92)


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                                                                     Page 3 of 8



ITEM 1.  NAMES AND ADDRESSES OF REPORTING PERSONS:

         NAME AND ADDRESS OF DESIGNATED FILER:

Westbrook Real Estate Partners, L.L.C.
599 Lexington Avenue, Suite 3800, New York, NY 10022

         NAMES AND ADDRESSES OF ADDITIONAL JOINT FILERS:

1.       Westbrook Real Estate Partners Management I, L.L.C. ("WREM I")
2.       Westbrook Real Estate Fund I, L.P. ("WREF I")
3.       Westbrook Real Estate Co-Investment Partnership I, L.P. ("WRECIP I")
4.       Jeffrey M. Kaplan ("Kaplan")
5.       Jonathan H. Paul ("Paul")
6.       William H. Walton III ("Walton")
Each at: 599 Lexington Avenue, Suite 3800, New York, NY 10022

7.       Gregory H. Hartman ("Hartman")
11150 Santa Monica Boulevard, Suite 1450, Los Angeles, CA 90025

8.       Paul D. Kazilionis ("Kazilionis")
284 South Beach Road, Hobe Sound, FL 33455

See Joint Filing Agreement attached hereto as Exhibit 1.

ITEM 2. DATE OF EVENT REQUIRING STATEMENT:
October 15, 1997

ITEM 4. ISSUER NAME AND TICKER OR TRADING SYMBOL:
Sunstone Hotel Investors, Inc. ("SSI")

NOTE 1: WREF I is the record owner of 2,049,135 shares of Common Stock. WRECIP I is the record owner of 235,127 shares of Common Stock.

                  As the sole general partner of WREF I and WRECIP I, WREM I may be deemed to own beneficially Common Stock owned by WREF I and WRECIP I pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Act"). As the sole managing member of WREM I, Westbrook Real Estate Partners, L.L.C. may be deemed to own beneficially the Common Stock owned by WREF I and WRECIP I pursuant to Rule 13d-3 promulgated under the Act. As the managing members of Westbrook Real Estate Partners, L.L.C.,
Hartman, Kaplan, Kazilionis, Paul and Walton may be deemed to own beneficially the Common Stock owned by WREF I and WRECIP I pursuant to Rule 13d-3 promulgated under the Act. Each of WREM I, Westbrook Real Estate Partners, L.L.C., Hartman, Kaplan, Kazilionis, Paul and Walton disclaims beneficial ownership of the Common Stock owned by WREF I and WRECP I pursuant to Rule
13d-4 promulgated under the Act.

                  For purposes of Section 16 of the Act, each of WREM I, Westbrook Real Estate Partners, L.L.C., (Hartman, Kaplan, Kazilionis, Paul and Walton disclaims beneficial ownership of the Common Stock owned by WREF I and WRECIP I in excess of each of their proportionate interests therein.

NOTE 2: WREF I is the record owner of 224,266.60 shares of Convertible Preferred Stock (the "WREF I Preferred Stock"). As of the date of this filing, 224,266.60 shares of WREF I's Convertible Preferred Stock are presently convertible into 1,524,659 shares of Common Stock. WRECIP I is the record owner of 25,733.4 shares of Convertible Preferred Stock (the "WRECIP I Preferred Stock"). As of the date of this filing, 25,733.4 shares of WRECIP I's Convertible Preferred Stock are presently convertible into 174,946 shares of Common Stock of the Issuer.

                  As the sole general partner of WREF I and WRECIP I, WREM I may be deemed to own beneficially the WREF I Preferred Stock and the WRECIP I Preferred Stock pursuant to Rule 13d-3 promulgated under the Act. As the sole managing member of WREM I, Westbrook Real Estate Partners, L.L.C. may be deemed to own beneficially the WREF I Preferred Stock and the WRECIP I Preferred Stock pursuant to Rule 13d-3 promulgated under the Act. As the managing members of Westbrook Real Estate Partners, L.L.C., Hartman, Kaplan, Kazilionis, Paul and Walton may be deemed to own beneficially the WREF I Preferred Stock and the WRECIP I Preferred Stock pursuant to Rule 13d-3 promulgated under the Act. Each of WREM I, Westbrook Real Estate Partners, L.L.C., Hartman, Kaplan, Kazilionis, Paul and Walton disclaims beneficial ownership of the Convertible Preferred Stock owned by WREF I and WRECIP I pursuant to Rule 13d-4 promulgated under the Act.

                  For purposes of Section 16 of the Act, each of WREM I, Westbrook Real Estate Partners, L.L.L., Hartman, Kaplan, Kazilionis, Paul and Walton disclaims beneficial ownership of the WREF I Preferred Stock and the WRECIP I Preferred Stock in excess of each of their proportionate interests therein.

SIGNATURES OF REPORTING PERSONS (intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)):

                                  WESTBROOK REAL ESTATE
                                  PARTNERS, L.L.C.



                                  By: /s/ Jonathan H. Paul
                                     __________________________________________
                                     Name: Jonathan H. Paul
                                     Title: Managing Principal


                                  WESTBROOK REAL ESTATE
                                  PARTNERS MANAGEMENT I, L.L.C.



                                  By: /s/ Jonathan H. Paul
                                     __________________________________________
                                     Name: Jonathan H. Paul
                                     Title: Managing Principal of Managing
                                                Member


                                  WESTBROOK REAL ESTATE FUND I, L.P.



                                  By: /s/ Jonathan H. Paul
                                     __________________________________________
                                     Name: Jonathan H. Paul
                                     Title: Managing Principal of Managing
                                                Member of General Partner


                                  WESTBROOK REAL ESTATE
                                  CO-INVESTMENT PARTNERSHIP I, L.P.



                                  By: /s/ Jonathan H. Paul
                                     __________________________________________
                                     Name: Jonathan H. Paul
                                     Title: Managing Principal of Managing
                                                Member of General Partner

                                  GREGORY H. HARTMAN



                                  By: /s/ Gregory H. Hartman
                                     __________________________________________
                                     Name:  Gregory H. Hartman



                                  JEFFREY M. KAPLAN



                                  By: /s/ Jeffrey M. Kaplan
                                     __________________________________________
                                     Name: Jeffrey M. Kaplan



                                  PAUL D. KAZILIONIS



                                  By: /s/ Paul D. Kazilionis
                                     __________________________________________
                                     Name:  Paul D. Kazilionis



                                  JONATHAN H. PAUL



                                  By: /s/ Jonathan H. Paul
                                     _________________________________________
                                     Name:  Jonathan H. Paul



                                  WILLIAM H. WALTON III



                                  By: /s/ William H. Walton III
                                     __________________________________________
                                     Name: William H. Walton III


DATED:  October 24, 1997